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           [Letterhead: Everest, 199 S. Los Robles Avenue, Suite 440,
                           Pasadena, California 91101,
                   tel.: (626) 585-5920, fax: (626) 585-5929]




                                 March 17, 1999

To the Holders of Units in
Income Growth Partners, Ltd. X

RE:      Offer to Purchase up to 3,240 Class A Units and 7,530 Original Units

     We previously sent you an offer to purchase your limited partnership interests ("Units") in Income Growth Partners, Ltd. X. Enclosed is supplemental information regarding our offer.

     In its letter dated March 10, 1999, the Partnership's general partner provides estimates of net asset values per Unit that are much higher than the values we estimated. However, the general partner cannot provide any assurance that such higher values will be realized. Even if the general partner's estimated values were accurate, the general partner's stated business plan requires holders of Class A Units to wait until December 2001 before a possible retirement of the Class A Units, if the Partnership can obtain adequate refinancing at that time. The general partner indicates it does not intend to prepare the properties for sale until 2002. The general partner's plan means that holders of Original Units will not receive any distributions from the Partnership until 2002, at the earliest; and unless the full liquidation preference of the Class A Units can be paid, the holders of Original Units will receive no distributions at all.

     Our offer provides you with an opportunity to receive cash now for your Units.

     An additional Agreement of Transfer is enclosed, which can be used to accept our offer. Please execute this document and return it in the enclosed envelope.

     As a reminder, our offer expires on March 29, 1999, at 5:00 p.m., Los Angeles time.

     Please call us at (800) 611-4613 if you have any questions.



                                   Everest Investors 10, LLC